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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15050 Avenue of Science, Suite 150
(No. and Street)

San Diego	CA	92128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Connie Knapp (858) 207-1305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EVB

OATH OR AFFIRMATION

I, Martin McNees, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____________________________ _____________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 14 day of March, 2018,
Date *Month* *Year*
by
(1) Martin McNees
(and (2)_____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

OFFICIAL SEAL
GISELLE C. JIMERSON
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 2099967
SAN DIEGO COUNTY
MY COMM. EXP. MAR. 12, 2019
RBG-1

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** 03-14-2018

Number of Pages: _____ **Signer(s) Other Than Named Above:** _____________________

MADISON AVENUE SECURITIES, LLC

TABLE OF CONTENTS

MADISON AVENUE SECURITIES, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

PKF

Accountants and
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Madison Avenue Securities, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madison Avenue Securities, LLC as of December 31, 2017 and 2016, the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Madison Avenue Securities, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Madison Avenue Securities, LLC's management. Our responsibility is to express an opinion on Madison Avenue Securities, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Madison Avenue Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PKF, LLP | 2020 Camino del Rio North, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

Supplemental Information

The Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule III – Computation for Determination Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule IV – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audits of Madison Avenue Securities, LLC's financial statements. The supplemental information is the responsibility of Madison Avenue Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF, LLP

PKF, LLP (formerly PKF, Certified Public Accountants, A Professional Corporation)

We have served as Madison Avenue Securities, LLC's auditor since 2008.

San Diego, California
March 14, 2018

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,246,839	$ 1,197,973
Security positions, market value	31,779	-
Commissions receivable	326,270	110,179
Registered representative receivables, net	158,743	101,388
Insurance claim receivable	489,560	-
Prepaid expenses	131,666	191,698
Related party and other receivable	57,719	31,800
Total current assets	2,442,576	1,633,038
Property and equipment, net	7,433	12,905
Deposits with clearing organization	100,000	100,000
Goodwill	580,190	1,438,244
Total assets	$ 3,130,199	$ 3,184,187
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 136,694	$ 166,672
Accrued liabilities	28,000	48,002
Accrued liabilities - Arbitration Award	913,177	-
Commissions payable	773,676	554,130
Employment liabilities	249,395	225,764
Note payable	35,440	-
Related party payable	19,803	28,202
Other liabilities	65,279	46,045
Total liabilities	2,221,464	1,068,815
COMMITMENTS AND CONTINGENCIES (Note 9)		
MEMBERS' EQUITY		
Members' equity	908,735	2,115,372
Total members' equity	908,735	2,115,372
Total liabilities and members' equity	$ 3,130,199	$ 3,184,187

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Commission revenue	$ 9,137,096	$ 8,518,404
Investment advisory fee revenue	7,447,253	4,791,786
Total commission and investment advisory fee revenue	16,584,349	13,310,190
Trading related revenue	371,214	450,343
Other revenues	1,701,092	1,944,287
Interest	1,062	4,038
Total revenues	18,657,717	15,708,858
Expenses:		
Commission and fee expense	14,589,525	11,619,224
Employment expense	2,653,049	2,712,516
Operating expense	2,054,634	1,921,687
Arbitration award expense	423,617	-
Trading related expense	219,198	263,499
Goodwill impairment	858,054	-
Interest expense	6,277	4,943
Total expenses	20,804,354	16,521,869
Loss before income taxes	(2,146,637)	(813,011)
Provision for income taxes (Note 2 and Note 8)	(10,000)	(20,000)
Net loss	$ (2,156,637)	$ (833,011)

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2017 and 2016

	Member's Equity Metcalfe Inc	Member's Equity KT Equity Partners II LLC	Total Members' Equity
Balance at December 31, 2015	$ 1,105,752	$ 368,387	$ 1,474,139
Contribution of capital	100,000	-	100,000
Member allocation on member transfer of ownership	(580,910)	1,955,154	1,374,244
Net loss	(624,842)	(208,169)	(833,011)
Balance at December 31, 2016	-	2,115,372	2,115,372
Contribution of capital	-	950,000	950,000
Net loss	-	(2,156,637)	(2,156,637)
Balance at December 31, 2017	$ -	$ 908,735	$ 908,735

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,156,637)	$ (833,011)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	8,021	76,919
Goodwill impairment	858,054	-
Provision for losses	19,175	(34,477)
Changes in operating assets and liabilities:		
Security positions - long at market	(31,779)	-
Commissions receivable	(216,091)	278,988
Registered representative receivables	(76,530)	44,475
Insurance claim receivable	(489,560)	-
Prepaid expenses	60,032	(115,476)
Related party receivable	(25,919)	9,878
Income taxes receivable	-	5,412
Accounts payable	(29,978)	89,727
Accrued liabilities	(20,002)	11,627
Accrued liabilities - Arbitration Award	913,177	-
Commissions payable	219,546	(229,583)
Employment liabilities	23,631	(3,309)
Related party payable	(8,399)	4,843
Other liabilities	19,234	(17,591)
Net cash used in operating activities	(934,025)	(711,578)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,549)	(8,579)
Net cash used in investing activities	(2,549)	(8,579)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings on note payable	383,001	310,858
Payments on note payable	(347,561)	(310,858)
Capital contribution	950,000	100,000
Net cash provided by financing activities	985,440	100,000
Net increase (decrease) in cash and cash equivalents	48,866	(620,157)
Cash and cash equivalents at beginning of year	1,197,973	1,818,130
Cash and cash equivalents at end of year	$ 1,246,839	$ 1,197,973

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF CASH FLOWS (CONTINUED)
For The Years Ended December 31, 2017 and 2016

	2017	2016
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 10,206	$ 19,239
Cash paid during the year for interest	$ 6,277	$ 4,943
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Push down accounting of goodwill and acquisition	$ -	$ 1,374,244

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

On December 31, 2016, the beneficial owners of Metcalfe, Inc. sold their remaining interest (75.01%) in the Company to the minority owner, KT Equity Partners II LLC "Parent". As part of the sale, two classes of membership units were created, 100,000 Class A Units and 10,000 Class B Nonvoting Units. KT Equity Partners II, LLC purchased the 100,000 Class A Units and 7,500 Class B Units, Metcalfe, Inc. owns 2,500 Class B Units. Class B Unitholders have no voting rights and limited representation on the board of managers, but have certain limited preferential rights, with regard to distributions as defined in the Company's operating agreement. This change had no effect on operations.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being a member of the Company. The Company will continue as a limited liability company until such time as the managing member decides the advantages of the limited liability company structure no longer exist.

The Company is part of a group of affiliated companies "Affiliate" aligned under the Parent company's owner. The Affiliate companies, under some circumstances, share services and expense of those services, under expense sharing agreements, as appropriate.

The Company provides securities investment services as an introducing broker-dealer. The Company maintains a clearing relationship with Pershing, LLC who carries all Madison Avenue Securities, LLC ("MAS") customer brokerage accounts on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company provides investment advisory services, registered with the Securities and Exchange Commission under the Investments Advisers Act of 1940 to provide these services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Going Concern

In 2017 and 2016, the Company incurred significant losses due to new industry regulations driving a shift in the Company's transactional business model to a more balanced model between advisory and transactional business coupled with an adverse arbitration award handed down on January 5, 2018 and recorded as of December 31, 2017 and the impairment of goodwill from the 2016 purchase of the Company originally recorded using push down accounting. The Company has experienced an increase in both the number of producing

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern (continued)

representatives licensed with the Company and the average production per representative to support growth in both investment advisory and transactional business. The Company continues to have the support of the Parent company to maintain its regulatory requirements.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Commissions and Registered Representatives Receivable

Commissions and registered representative receivables at December 31, 2017 and 2016 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. As of December 31, 2017 and 2016, commission receivables were $326,270 and $110,179, respectively. As of December 31, 2017 and 2016, receivables from registered representatives were $158,743 and $101,388, respectively, net of an allowance for uncollectible accounts of $19,175 and $15,000, respectively. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience and individual circumstances of each case as needed.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease if shorter. The Company expenses general repairs and maintenance costs as incurred.

Revenue Recognition

The Company records commission revenues and related expenses on a trade date basis as securities transactions are executed. Investment advisory fee revenues are recorded during the period in which services are provided. Other revenue represents fees related to product support and registered representative support, recognized when the related fees are incurred or services are provided.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Substantially all of the Company's financial instruments, which include cash and cash equivalents, receivables, security positions, and indebtedness are carried at the amount that approximates their fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which requires assets and liabilities to be measured at fair value and segregated

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

into one of three levels.

ASC 820, provides a single definition of fair value and a common framework for measuring fair value as well as disclosure requirements for fair value measurements used in financial statements. Under ASC 820, fair value is determined based upon the exit price that would be received by a company to sell an asset or paid by a company to transfer a liability in an orderly transaction between market participants, exclusive of any transaction costs. Fair value measurements are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Company uses the most advantageous market, which is the market from which the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement. ASC 820 creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below, with Level 1 having the highest priority and Level 3 having the lowest. The Company's security positions are considered Level 1.

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2017, commission and fee revenues from three types of investments, Direct Participation Products, Investment Advisory, and Variable Annuities accounted for approximately 56% of total revenues.

For the year ended December 31, 2016, commission and fee revenues from three types of investments, Real Estate Investment Trusts, Direct Participation Products, and Investment Advisory accounted for approximately 55% of total revenues.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

As of December 31, 2017 and 2016, no registered representative accounted for more than 10% of gross revenues.

The Company maintains its bank accounts at one financial institution located in California. Funds are insured to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2017, the Company had accounts with uninsured cash balances of approximately $997,000. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 cash losses and up to $500,000 in total at these institutions. At December 31, 2017, the Company had no uninsured cash balances at this institution. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

Income Taxes

As a Delaware limited liability company doing business in California, the Company is not liable for federal income taxes. However, the Company is subject to an $800 minimum state franchise tax and a fixed fee based on revenues. For the years ended December 31, 2017 and December 31, 2016, the franchise tax fee based on revenues was estimated at approximately $10,000 and $16,000, respectively. The total state tax included in the provision for income taxes for the years ended December 31, 2017 and December 31, 2016 was $0 and $4,000, respectively. The Company is also subject to franchise taxes in various states it operates. However, the members are liable for individual federal and state income taxes on the Company's taxable income.

Goodwill

Goodwill is accounted for in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*. Under FASB ASC 350, goodwill is no longer amortized but instead is assessed for impairment at least annually. In 2005, the Company acquired Ashland Securities, Inc. resulting in $64,000 of goodwill recorded on the balance sheet. In December 2016 the Company was acquired by KT Equity Partners II LLC resulting in an increase of goodwill of $1,374,244. Management has evaluated the carrying value of the goodwill and determined there are indicators of impairment at December 31, 2017. Based on management's assessment, as of December 31, 2017 and 2016 the goodwill was $580,190 and $1,438,244, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

Goodwill as of December 31, is as follows:

	2017	2016
Goodwill acquired	$ 1,438,244	$ 1,438,244
Impairment	(858,054)	-
Goodwill	$ 580,190	$ 1,438,244

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). In August 2015, the original effective dates of ASU 2014-09 were deferred by one year through the issuance of ASU 2015-14, Revenue from Contracts with Customers (Topic 606): The core principle of the guidance in Accounting Standards Codification Topic 606 ("ASC 606") is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to follow five steps which are comprised of (a) identifying the contract(s) with a customer; (b) identifying the performance obligations in the contract; (c) determining the transaction price; (d) allocating the transaction price to the performance obligations in the contract and (e) recognizing revenue when (or as) the entity satisfies a performance obligation. In August 2015, the FASB approved the deferral of the effective date of ASU 2014-09 by one year until January 1, 2018. The Company is in the process of completing an analysis of its revenue streams and contractual arrangements to identify the effects of ASC Topic 606 and is in the process of finalizing new accounting and reporting policies and processes related to the adoption of the new revenue recognition standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). When effective, the ASU will supersede FASB ASC 840, Leases, and add Topic 842, Leases, to the FASB ASC. The core principle of the proposed requirements is that an entity should recognize assets and liabilities arising from a lease. This represents an improvement over existing leases requirements, which do not require lease assets and lease liabilities to be recognized by many lessees. The standard is effective on January 1, 2019, with early adoption permitted. The ASU is expected to impact the Company's financial statements as the Company has certain operating lease arrangements for which it is the lessee. The Company is evaluating its contractual arrangements to identify the effects of ASC Topic 842.

Reclassification

Certain amounts in the 2016 statement of operations have been reclassified in order to conform to the current year's presentation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

In January 2018, the Company entered into a note payable agreement relating to financed insurance premiums. The terms of the agreement require monthly installments of $36,730, which include interest at a rate of 4.10%. The balance is due in November 2018.

On January 5, 2018, an arbitration award was handed down against the Company and a now former representative. See note 9.

In January 2018, the Company settled a complaint filed against the Company in connection with a currently licensed registered representative. See note 9.

In January 2018, the Company received two capital contributions, on January 5, 2018 and January 17, 2018 in the amount of $1,000,000 each.

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on March 14, 2018.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2017	2016
Furniture and fixtures	$ 14,658	$ 14,658
Equipment	35,314	32,765
Computer equipment	76,699	103,085
Leasehold improvements	50,098	50,098
	176,769	200,606
Less: accumulated depreciation and amortization	(169,336)	(187,701)
Property and equipment, net	$ 7,433	$ 12,905

Depreciation and amortization expense for the years ended December 31, 2017 and 2016, was $8,021 and $76,919, respectively.

NOTE 4 – COMMISSIONS PAYABLE

Commissions payable consist of commission expense due to registered representatives and clearing organizations. As of December 31, 2017 and 2016, $773,676 and $554,130, respectively, were payable to registered representatives and clearing organizations.

NOTE 5 – EMPLOYMENT LIABILITIES

Employment liabilities at December 31, 2017 and 2016, consist of unpaid and accrued compensation, payroll taxes and paid time off totaling $249,395 and $225,764, respectively.

NOTE 6 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC ("AMS"), a former parent and affiliated company, instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum one hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations.

The Company, now a participating employer in the Plan, reinstated the matching of employees' contributions in 2015. The matching contributions expensed in 2017 and 2016 were $43,690 and $42,449, respectively.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness ($148,098 and $71,254 at December 31, 2017 and 2016, respectively), whichever is higher.

At December 31, 2017 and 2016, the Company had negative net capital of $600,781 and net capital of $311,390, respectively, which was $748,879 deficient and $240,136 in excess, respectively, of its required minimum net capital and the ratios of aggregate indebtedness to net capital were -3.7 to 1 and 3.43 to 1, respectively.

The arbitration award received January 5, 2018 was required to be accrued on December 31, 2017 creating a net capital deficiency. The deficiency was cleared on January 5, 2018 when a capital contribution was received. If the size and timing of the award had been more accurately anticipated, the Parent would have contributed capital in a timeframe to avoid the deficiency. No client accounts were harmed from this deficiency.

NOTE 8 – INCOME TAXES

Significant components of the provision for income taxes for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Current provision:		
Federal	$ -	$ -
State	(10,000)	(20,000)
Provision for income taxes	$ (10,000)	$ (20,000)

NOTE 8 – INCOME TAXES (continued)

The Company is subject to U.S. federal or state income tax examinations by tax authorities for the years after 2013. During the periods open to examination, the Company had net operating loss carry-forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses may be utilized in the open periods, they subject to examination.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Lease

In January 2017, the Company entered into a sublease agreement with its Affilite to lease office space in San Diego, California. In January 2017, the Company also renewed a single year sublease agreement for a supervisory office in Illinois. Rent expense totaled $135,867 and $123,137 for the years ended December 31, 2017 and 2016, respectively. The Company negotiated its 2018 lease at the current San Diego property with expected rental payments in 2018 to be $137,437.

Legal and Regulatory Matters

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings in general are initiated by a customer or client and may involve the purchase or sale of investment securities.

On January 5, 2018, an arbitration award was handed down against the Company and a now former representative. The award granted a total of approximately $913,000 in which the Company was named. The Company and the former representative were indemnified for amounts included in the Company's named portion of the award. On February 5, 2018, the Company's named amount was paid and a substantial portion of the award was covered by the insurance carrier, approximating $489,000. The remaining amount of approximately $424,000 was paid by the Company.

On January 19, 2018, the client executed a settlement agreement closing a complaint that had been filed against the Company in connection with a currently licensed registered representative.

For the years ended December 31, 2017 and 2016, the Company incurred $790,920 and $146,707, respectively, in legal expenses, settlements and awards.

NOTE 10 – RELATED PARTY TRANSACTIONS

In 2017 and 2016, the Parent made additional capital contributions of $950,000 and $100,000, respectively. The Company shared some expenses with affiliated companies. The Affiliate paid directly for expenses under the expense sharing agreement in the amount of $497,060 and $691,056 for the years ended December 31, 2017 and 2016, respectively. The Company made repayments to the Affiliate of $516,283 and $687,707 for the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the receivable balance from the Affiliate was $31,936 and $21,112, respectively and the payable balance was $19,803 and $28,202, respectively.

SUPPLEMENTAL INFORMATION

MADISON AVENUE SECURITIES, LLC
Schedule I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017 and 2016

	2017	2016
COMPUTATION OF NET CAPITAL		
Total equity	$ 908,735	$ 2,115,372
Deduction of Non-allowable equity:		
Fidelity bond deductible	-	14,495
Total equity qualified for net capital	908,735	2,100,877
Deductions/charges:		
Non-allowable assets:		
Cash	265	291
Security positions	31,779	-
Commissions receivable	52,161	13,161
Registered representative receivables, net	158,743	101,388
Insurance claim receivable	489,560	-
Prepaid expenses	131,666	191,698
Related party receivables	57,719	31,800
Property and equipment, net	7,433	12,905
Goodwill	580,190	1,438,244
Total non-allowable assets	1,509,516	1,789,487
Net capital before haircuts on securities positions (tenative net capital)	(600,781)	311,390
Net capital	$ (600,781)	$ 311,390
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$ 136,694	$ 166,672
Accrued liabilities	28,000	48,002
Accrued liabilities - Arbitration Award	913,177	-
Commissions payable	773,676	554,130
Employment liabilities	249,395	225,764
Note payable	35,440	-
Related party payable	19,803	28,202
Other liabilities	65,279	46,045
Total aggregate indebtedness	$ 2,221,464	$ 1,068,815

MADISON AVENUE SECURITIES, LLC
Schedule I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017 and 2016

	2017	2016
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 148,098	$ 71,254
Net capital (deficiency) in excess of amount required	$ (748,879)	$ 240,136
Net capital less greater than 10% of aggregate indebtedness or 120% of $50,000	$ (822,927)	$ 204,509
Ratio: Aggregate indebtedness to net capital	-3.7 to 1	3.43 to 1

MADISON AVENUE SECURITIES, LLC
Schedule II
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

NET CAPITAL		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	312,396
Adjustments:		
Decrease in Equity		(423,617)
Increase in non-allowable assets		(489,560)
Net capital, as adjusted	$	(600,781)

MADISON AVENUE SECURITIES, LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017 and 2016

A computation of reserve requirement is not applicable to Madison Avenue Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MADISON AVENUE SECURITIES, LLC.
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017 and 2016

Information relating to possession or control requirements is not applicable to Madison Avenue Securities, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

MADISON AVENUE SECURITIES, LLC

REPORT ON EXEMPTION PROVISIONS

REPORT PERSUANT TO PROVISIONS OF 17 C.F.R. §15C3-3(K)

FOR THE YEAR ENDED DECEMBER 31, 2017

PKF

PKF

Accountants and
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Madison Avenue Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Madison Avenue Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Madison Avenue Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (ii) (the "exemption provisions") and (2) Madison Avenue Securities, LLC stated that Madison Avenue Securities, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Madison Avenue Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about Madison Avenue Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF, LLP

February 27, 2018
San Diego, California

PKF, LLP

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

Madison Avenue Securities, LLC®

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 12, 2018

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Madison Avenue Securities, LLC is a broker/dealer registered with the SEC and FINRA.

- Madison Avenue Securities, LLC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2017.

- Madison Avenue Securities, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Madison Avenue Securities, LLC has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of 01/01/2017 through 12/31/2017 except where listed in the enclosed report. The nature of the exceptions claimed have been identified are due to the following:

    1. Branch office and home office processes provide that client checks are promptly forwarded in the most practical and timely manner possible. The majority of exceptions were due to transit from branch to home office.

15050 Avenue of Science, Suite 150 • San Diego, CA 92128 • Toll Free: 888.627.7323 • Direct: 858.207.1300 • Fax: 858.207.1789 • www.mas-bd.com
Member FINRA / SIPC, a Registered Investment Advisor

2. Missing documentation to complete "know your client" review for new clients and suitability review of the investment for existing clients.
3. Administrative errors and currently unidentified. Research is ongoing.

Corrective actions taken may include a letter of warning, required review of the appropriate section of the Written Supervisory Procedures with a signed affirmation filed with the home office, and corrective training for branches experiencing easily preventable deficiencies.

The above statements are true and correct to the best of my and the Firm's knowledge.

____
Signature

Martin McNees, President
Name and Title

Madison Avenue Securities, LLC®

REP NAME	CLIENT NAME	DATE RECEIVED	CHECK AMOUNT	NATURE OF EXCEPTION	DATES OF EXCEPTION Expected Remittance	Date Remitted
Jeff Dixson	David L & Linda Gowan Rlt	1/17/2017	$150000.00	2	1/18/2017	1/19/2017
Dale Frank	Stephen Tetrault	2/16/2017	$1000.00	1	2/17/2017	2/22/2017
Dixson Topper	Richard	2/17/2017	$30000.00	2	2/18/2017	2/21/2017
rick reding	Lisa Sharenbrock	2/22/2017	$750.00	2	2/23/2017	2/27/2017
David Williams	Emilee Anderson	3/10/2017	$15000.00	1	3/11/2017	3/14/2017
Karen Bauser	David Otter	3/18/2017	$100.00	2	3/19/2017	3/21/2017
Karen Bauser	David Otter	3/17/2017	$3000.00	2	3/18/2017	3/21/2017
Karen Bauser	Leticia Otter	3/17/2017	$100.00	2	3/18/2017	3/21/2017
Gregory Gentry	Michael Tomasch	3/31/2017	$5500.00	2	4/1/2017	4/7/2017
Karen Bauser	Robert Phillips	4/4/2017	$50.00	2	4/5/2017	4/7/2017
Karen Bauser	Tanya Phillips	4/4/2017	$50.00	2	4/5/2017	4/7/2017
Jason Lambert	Ben Deschuytter	4/5/2017	$10000.00	1	4/6/2017	4/7/2017
Chris Leaverton	Larry Konen	4/5/2017	$30000.00	1	4/6/2017	4/10/2017
Karen Bauser	Frankel Living Trust Frankel	4/5/2017	$100000.00	2	4/6/2017	4/7/2017
Karen Bauser	Frankel Living Trust Frankel	4/5/2017	$100000.00	2	4/6/2017	4/7/2017
Topper Dixson	Wayne And Deborah Tiusanen	4/7/2017	$250000.00	1	4/8/2017	4/11/2017
Michael Martin	George Powell	4/10/2017	$21174.44	1	4/11/2017	4/13/2017
Timothy Holt	Jennifer Mouzis	4/10/2017	$181.84	1	4/11/2017	4/13/2017
Timothy Holt	Jennifer Mouzis	4/10/2017	$227.16	1	4/11/2017	4/18/2017
Karen Bauser	Rebecca Rubenis	4/11/2017	$50.00	2	4/12/2017	4/13/2017
Dixson Lambert	Areanne Lloyd	4/12/2017	$150000.00	3	4/13/2017	4/14/2017
Chad Payne	Earl Towns Jr.	4/12/2017	$5000.00	1	4/13/2017	4/17/2017
Timothy Holt	Darin Reichwein	4/13/2017	$5000.00	1	4/14/2017	4/18/2017
Dennis Cirbo	Shirley & Gregory Owen	4/18/2017	$750.00	1	4/19/2017	4/25/2017
Topper Dixson	Robert King	4/24/2017	$5000.00	1	4/25/2017	4/27/2017
Noel Vincent	Mitchell Coleman	5/3/2017	$30000.00	1	5/4/2017	5/5/2017
John Michael	Vicky Coalter	8/5/2017	$6000.00	3	8/6/2017	8/7/2017
Vincent Virga	Ana Nicole Addesso	5/9/2017	$10000.00	3	5/10/2017	5/17/2017
Vincent Virga	Angelo Addesso	5/9/2017	$10000.00	3	5/10/2017	5/17/2017
William Skillender	Arthur & Judith Ehrmantraut	5/10/2017	$320000.00	2	5/11/2017	5/17/2017
Dimitry Tikhonov	Tang & Amy Wu	5/11/2017	$60000.00	1	5/12/2017	5/18/2017
Tom Baer	Richard & Sheila East	5/12/2017	$12050.00	1	5/13/2017	5/17/2017
Dixson Topper	Marsha Williams	5/18/2017	$5500.00	1	5/19/2017	5/24/2017
Dixson Topper	Rashad Williams	5/18/2017	$5500.00	1	5/19/2017	5/25/2017
Bill Danner	Ran Meriaz	5/18/2017	$53000.00	1	5/19/2017	5/22/2017
Chris Leaverton	Susan Weigel	5/19/2017	$81.00	1	5/20/2017	5/25/2017
Chris Leaverton	Mark Schulte	5/22/2017	$541.66	1	5/23/2017	5/25/2017
Chris Leaverton	Christina Schulte	5/22/2017	$541.66	1	5/23/2017	5/25/2017
Eric Harris	Ryan Strickland	5/24/2017	$211.46	1	5/25/2017	5/26/2017
William Skillender	Jill Polhemus	5/31/2017	$5000.00	3	6/1/2017	6/7/2017
Dimitry Tikhonov	Chung & Ai Jone Hsieh	6/1/2017	$40000.00	1	6/2/2017	6/5/2017
Daniel NeSmith	Albert & Alexandra Miller	6/7/2017	$200000.00	1	6/8/2017	6/9/2017
Jonn Kusch	Alberto Galan	6/8/2017	$27463.86	2	6/9/2017	6/12/2017
Dustin Dixson Martin	Janeece Vaszary	6/12/2017	$15000.00	1	6/13/2017	6/14/2017
Robert Luley	Jesse Byrum	6/12/2017	$16440.18	1	6/13/2017	6/14/2017
Timothy Holt	Jack Midland	6/14/2017	$30000.00	1	6/15/2017	6/19/2017
Noel Vincent	James Donelson	6/16/2017	$182.51	1	6/17/2017	6/20/2017
Noel Vincent	James Donelson	6/16/2017	$121.60	1	6/17/2017	6/20/2017
Noel Vincent	James Donelson	6/16/2017	$6386.45	1	6/17/2017	6/20/2017
Noel Vincent	James Donelson	6/16/2017	$8732.85	1	6/17/2017	6/20/2017
Dixson Lambert	Jerry Weinberg	6/19/2017	$1000.00	1	6/20/2017	6/21/2017
Chris Leaverton	Carl Kinkel	6/19/2017	$32064.80	1	6/20/2017	6/23/2017
Bill Danner	Harold Fisher	6/20/2017	$163237.68	1	6/21/2017	6/26/2017
Bill Danner	Harold Fisher Jr.	6/20/2017	$196900.87	1	6/21/2017	6/26/2017
Tom Baer	Robert Seifert	6/22/2017	$2924.80	1	6/23/2017	6/26/2017
Dimitry Tikhonov	Jannet Hsieh	6/23/2017	$30000.00	2	6/24/2017	6/28/2017
Mark Richards	Wendy Wood	6/26/2017	$31560.46	1	6/27/2017	7/3/2017
Dixson Lambert	Ann Caingcoy	6/27/2017	$500.00	1	6/28/2017	6/29/2017
Rob Kinnun	William H Keskey Irv Trust	6/27/2017	$600.00	1	6/28/2017	7/3/2017
Frank Cherniawski	Dennis Kardaris	6/30/2017	$144496.69	2	7/1/2017	7/5/2017

Madison Avenue Securities, LLC®

REP NAME	CLIENT NAME	DATE RECEIVED	CHECK AMOUNT	NATURE OF EXCEPTION	DATES OF EXCEPTION Expected Remittance	Date Remitted
Dixson Topper	Sharon Seekins	7/6/2017	$100000.00	2	7/7/2017	7/10/2017
Jim Geake	Karen Eisenberg	7/10/2017	$71.96	1	7/11/2017	7/13/2017
Rob Kinnun	Richard Sperry	7/11/2017	$360.00	1	7/12/2017	7/18/2017
richard gopin	Nancy Just	7/12/2017	$35000.00	3	7/13/2017	7/14/2017
Dimitry Tikhonov	Michael And Alexander Gilman	7/12/2017	$25000.00	1	7/13/2017	7/14/2017
Rob Kinnun	William David Lindsay Living Trust	7/12/2017	$800.00	1	7/13/2017	7/18/2017
Dixson Topper	Susan Beam	7/12/2017	$24624.54	2	7/13/2017	7/17/2017
Dixson Topper	Susan Beam	7/12/2017	$318375.46	3	7/13/2017	7/17/2017
Dixson Topper	Susan Beam	7/12/2017	$69115.89	2	7/13/2017	7/17/2017
Rob Kinnun	Ann Martin	7/15/2017	$360.00	3	7/16/2017	7/21/2017
Eric Harris	Renet Harlow	7/18/2017	$30000.00	1	7/19/2017	7/20/2017
Eric Harris	Rand & Jean Harlow	7/18/2017	$50000.00	1	7/19/2017	7/20/2017
Dimitry Tikhonov	Susy & Henry Yoo	7/18/2017	$50000.00	1	7/19/2017	7/20/2017
Dimitry Tikhonov	Susy & Henry Yoo	7/18/2017	$50000.00	1	7/19/2017	7/20/2017
Dimitry Tikhonov	Susy & Henry Yoo	7/18/2017	$50000.00	1	7/19/2017	7/20/2017
Dimitry Tikhonov	Susy & Henry Yoo	7/18/2017	$50000.00	1	7/19/2017	7/20/2017
richard gopin	Nancy Just	7/12/2017	$35000.00	3	7/13/2017	7/14/2017
Dixson Topper	Rashad Williams	7/19/2017	$7800.00	1	7/20/2017	7/25/2017
Dixson Topper	Rashad Williams	7/19/2017	$3900.00	1	7/20/2017	7/21/2017
Dixson Topper	Rashad Williams	7/19/2017	$1600.00	1	7/20/2017	7/21/2017
Dan Cronauer	Jennifer Prislupski	7/24/2017	$1050.00	2	7/25/2017	7/26/2017
Dimitry Tikhonov	Lamont & Terri Stewart	7/24/2017	$50000.00	1	7/25/2017	7/26/2017
Chad Payne	Jerry Childers	7/25/2017	$370306.98	1	7/26/2017	7/28/2017
Dennis Cirbo	Jeffrey & Cherie Mahon	7/26/2017	$750.00	1	7/27/2017	7/31/2017
Dennis Cirbo	Petur & Susan Petursson	7/27/2017	$500.00	1	7/28/2017	7/31/2017
Brian Low	Jose Ojea	7/31/2017	$83000.00	1	8/1/2017	8/3/2017
Daniel NeSmith	Michael Mcneely	8/3/2017	$51257.04	2	8/4/2017	8/7/2017
Dan Cronauer	Etzion Michaels	8/11/2017	$500.00	3	8/12/2017	8/23/2017
Timothy Holt	Annette Midland	8/14/2017	$250.00	3	8/15/2017	8/16/2017
Tom Baer	Terry & Anne Mcconnell	8/15/2017	$100025.00	1	8/16/2017	8/17/2017
Brian Low	Shawn Ward	8/15/2017	$425000.00	2	8/16/2017	8/17/2017
Robert Fagan	Janet Hargreaves	8/17/2017	$1000.00	2	8/18/2017	8/21/2017
George Arocha	Marilyn Thorsen	8/18/2017	$120.00	1	8/19/2017	8/22/2017
Brian Low	Glen Ensminger	8/22/2017	$25000.00	2	8/23/2017	8/24/2017
Dennis Cirbo	Brian & Renee Saracino	8/23/2017	$750.00	1	8/24/2017	8/28/2017
Robert Luley	Raymond Mccarter	8/25/2017	$7000.00	1	8/26/2017	8/29/2017
Chad Payne	Walter Anderson	8/25/2017	$15000.00	1	8/26/2017	8/30/2017
Bryan Clark	Susan Wilbur	9/1/2017	$15000.00	1	9/2/2017	9/8/2017
Bryan Clark	Susan Wilbur	9/1/2017	$25000.00	1	9/2/2017	9/8/2017
Bryan Clark	Susan Wilbur	9/1/2017	$10000.00	1	9/2/2017	9/8/2017
William Noack	John P Lynch And Mary Alice Lynch Rev. Trust	9/5/2017	$150000.00	1	9/6/2017	9/8/2017
Rob Kinnun	Jerome Knieper	9/6/2017	$360.00	1	9/7/2017	9/12/2017
William Noack	Anthony And Carmelita Rambajan	9/13/2017	$800.00	1	9/14/2017	9/15/2017
Terrilyn Brownfield	Caleb Carlson	9/13/2017	$823.69	2	9/14/2017	9/15/2017
Terrilyn Brownfield	Caleb Carlson	9/13/2017	$2162.56	2	9/14/2017	9/15/2017
Chris Leaverton	Virginia Legore	9/15/2017	$13600.00	1	9/16/2017	9/25/2017
Chris Leaverton	Susan Weigel	9/18/2017	$108.00	1	9/19/2017	9/25/2017
Megan Colvin	Chris Mcdowell	9/18/2017	$45000.00	1	9/19/2017	9/20/2017
David Topper	Thomas Hepner	9/19/2017	$26000.00	2	9/20/2017	9/21/2017
Jeff Dixson	Dwight And Georgia Larson	9/28/2017	$100000.00	3	9/29/2017	10/3/2017
Jeff Dixson David Topper	Kristina Mccuan	9/29/2017	$5500.00	2	9/30/2017	10/3/2017
Chris Leaverton	Virginia Legore	10/3/2017	$13600.00	1	10/4/2017	10/10/2017
Dimitry Tikhonov	Raymond Sanders	10/10/2017	$50000.00	1	10/11/2017	10/12/2017
David Williams	Adam Taylor	10/13/2017	$5500.00	3	10/14/2017	10/25/2017
Jeff Dixson Jason Lambert	Paul Wade Itr Uad 03/09/2016	10/13/2017	$7500.00	3	10/14/2017	10/25/2017
Chad Payne	James Evans	10/16/2017	$20029.36	1	10/17/2017	10/19/2017
Timothy Holt	Jennifer Mouzis	10/18/2017	$53.16	1	10/19/2017	10/20/2017
Noel Vincent	Charles Royston	10/19/2017	$50000.00	1	10/20/2017	10/23/2017
Jeff Dixson David Topper	Terry Campbell	10/19/2017	$6500.00	1	10/20/2017	10/24/2017
Noel Vincent	Richard Hajek	10/19/2017	$25512.23	1	10/20/2017	10/23/2017
Noel Vincent	Richard Hajek	10/19/2017	$87324.61	1	10/20/2017	10/23/2017

Madison Avenue Securities, LLC®

REP NAME	CLIENT NAME	DATE RECEIVED	CHECK AMOUNT	NATURE OF EXCEPTION	DATES OF EXCEPTION Expected Remittance	Date Remitted
Chris Leaverton	Mary Betts	10/20/2017	$250.00	3	10/21/2017	10/24/2017
Chris Leaverton	Mary Betts	10/20/2017	$250.00	3	10/21/2017	10/24/2017
Dennis Cirbo	Daniel And Maria Weikle	10/20/2017	$10000.00	2	10/21/2017	10/23/2017
Daniel NeSmith	Ruth Flowers	10/20/2017	$20000.00	1	10/21/2017	10/26/2017
Daniel NeSmith	Ruth Flowers	10/20/2017	$100000.00	1	10/21/2017	10/26/2017
George Arocha	Susan Davies	10/24/2017	$180.00	1	10/25/2017	10/26/2017
Noel Vincent	Various Various	10/25/2017	$5062.60	1	10/26/2017	10/30/2017
Patrick Ayers	Alan & Carol Murdoch	10/31/2017	$25000.00	3	11/1/2017	11/2/2017
Jeff Dixson	Jay Abrahamsen	10/31/2017	$6500.00	1	11/1/2017	11/2/2017
Jeff Dixson	Debra Abrahamsen	10/31/2017	$6500.00	1	11/1/2017	11/2/2017
Noel Vincent	James And Barton Wallace	11/1/2017	$75000.00	1	11/2/2017	11/3/2017
Noel Vincent	James And Barton Wallace	11/1/2017	$75000.00	1	11/2/2017	11/3/2017
Noel Vincent	James And Barton Wallace	11/1/2017	$100000.00	1	11/2/2017	11/3/2017
Noel Vincent	James And Barton Wallace	11/1/2017	$192000.00	1	11/2/2017	11/3/2017
Dennis Cirbo	Gregory & Shirley Owen	11/2/2017	$50000.00	1	11/3/2017	11/6/2017
Karen Bauser	Anton Sinitsin	11/4/2017	$578.08	2	11/5/2017	11/7/2017
Jim Geake	Jo Ann Posch	11/7/2017	$293.52	3	11/8/2017	11/9/2017
George Arocha	Michael Nelson	11/9/2017	$180.00	1	11/10/2017	11/13/2017
Noel Vincent	Jason French	11/13/2017	$75000.00	1	11/14/2017	11/15/2017
Daniel NeSmith	Linda Beacham	11/13/2017	$10000.00	1	11/14/2017	11/16/2017
Chris Leaverton	Barry Tausch	11/14/2017	$2066.79	1	11/15/2017	11/20/2017
Eric Harris	Renee Paige	11/15/2017	$10000.00	1	11/16/2017	11/20/2017
Noel Vincent	Richard Hajek	11/15/2017	$229978.93	1	11/16/2017	11/17/2017
George Arocha	Bill Radulovich	11/16/2017	$45.00	1	11/17/2017	11/20/2017
Dixson Lambert	Michael And Annette Kemp	11/17/2017	$25000.00	1	11/18/2017	11/21/2017
Rob Kinnun	Mark Handler Dawn Edgley	11/22/2017	$360.00	1	11/23/2017	12/11/2017
Chris Leaverton	Barbara Thoren	11/27/2017	$10.00	1	11/28/2017	11/30/2017
Chris Leaverton	Barbara Thoren	11/27/2017	$12.22	1	11/28/2017	11/30/2017
Douglas McCauley	Jane Ishkanian	11/29/2017	$60000.00	3	11/30/2017	12/22/2017
Dixson Lambert	Joel Burt	12/4/2017	$45438.73	3	12/5/2017	12/14/2017
George Arocha	Cindy Bormet	12/4/2017	$8057.12	1	12/5/2017	12/11/2017
Cindi Porter	Mary Feagan	12/6/2017	$2000.00	2	12/7/2017	12/8/2017
Dennis Cirbo	Richard Cosson	12/7/2017	$1000.00	1	12/8/2017	12/18/2017
Jeff Dixson	Jami Seely	12/13/2017	$25000.00	1	12/14/2017	12/15/2017
Dennis Cirbo	David Parker	12/13/2017	$500.00	1	12/14/2017	12/18/2017
richard gopin	Nick & Virginia Guarella	12/13/2017	$2000.00	3	12/14/2017	12/15/2017
richard gopin	Nick & Virginia Guarella	12/13/2017	$2000.00	3	12/14/2017	12/15/2017
richard gopin	Nick & Virginia Guarella	12/13/2017	$2000.00	3	12/14/2017	12/15/2017
richard gopin	Nick & Virginia Guarella	12/13/2017	$2000.00	3	12/14/2017	12/15/2017
richard gopin	Nick & Virginia Guarella	12/13/2017	$2000.00	3	12/14/2017	12/15/2017
Dennis Cirbo	Brian & Renee Saracino	12/13/2017	$750.00	1	12/14/2017	12/18/2017
Noel Vincent	John Coleman	12/13/2017	$10.00	1	12/14/2017	12/15/2017
Peter Hoffman	Gary Baker	12/13/2017	$72046.99	1	12/14/2017	12/15/2017
Don Anders	Gay Gamble	12/15/2017	$20000.00	3	12/16/2017	12/19/2017
Frank Cherniawski	Beatriz Luzardo	12/15/2017	$120000.00	1	12/16/2017	12/21/2017
Michael Martin	Philip Anson	12/15/2017	$50000.00	1	12/16/2017	12/20/2017
Karen Bauser	Anita Hodges	12/19/2017	$50000.00	2	12/20/2017	12/21/2017
Karen Bauser	Anita Hodges	12/19/2017	$20000.00	2	12/20/2017	12/21/2017
Karen Bauser	Anita Hodges	12/19/2017	$20000.00	2	12/20/2017	12/21/2017
Peter Hoffman	James Mcnulty	12/19/2017	$7500.00	1	12/20/2017	12/22/2017
Daniel NeSmith	Bin Jin Davis	12/19/2017	$15000.00	1	12/20/2017	12/21/2017
Karen Bauser	Patrick And Kimberly Lew Revocable Trust	12/20/2017	$41000.00	3	12/21/2017	12/22/2017
Karen Bauser	Patrick And Kimberly Lew Revocable Trust	12/20/2017	$50000.00	3	12/21/2017	12/22/2017
Dixson Topper	Kathleen Christian	12/21/2017	$140000.00	1	12/22/2017	12/26/2017
Mark Richards	Phil Parkinson	12/22/2017	$6500.00	3	12/23/2017	1/2/2018
Dixson Topper	Debi Flanagan	12/27/2017	$1500.00	1	12/28/2017	1/2/2018
Chris Leaverton	Tammy Winters	12/28/2017	$1200.00	1	12/29/2017	1/2/2018
James Noack	Katherine Taylor	12/29/2017	$10000.00	2	12/30/2017	1/3/2018

15050 Avenue of Science, Suite 150 • San Diego, CA 92128 • Toll Free: 888.627.7323 • Direct: 858.207.1300 • Fax: 858.207.1789 • www.mas-bd.com
Member FINRA / SIPC, a Registered Investment Advisor

MADISON AVENUE SECURITIES, LLC

REPORT ON THE ANNUAL ASSESSMENT

PERSUANT TO RULE 17a-5(e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2017

PKF

PKF

Accountants and
business advisers

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Madison Avenue Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Madison Avenue Securities, LLC ("the Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Madison Avenue Securities, LLC. for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Madison Avenue Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Madison Avenue Securities, LLC's management is responsible for Madison Avenue Securities, LLC's Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing Madison Avenue Securities, LLC's accounting records and internal financial information, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

San Diego, California
February 27, 2018

PKF, LLP
PKF, LLP

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*16*****2988*******************MIXED AADC 220
40426 FINRA DEC
MADISON AVENUE SECURITIES LLC
15050 AVE OF SCIENCE STE 150
SAN DIEGO, CA 92128-3441

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Connie Knapp 858-207-1305

2. A. General Assessment (item 2e from page 2)		$ 18,843
B. Less payment made with SIPC-6 filed (exclude interest) 7/26/2017 Date Paid		(8,712)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		10,131
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 10,131
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 10,131	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Madison Avenue Securities, LLC
(Name of Corporation, Partnership or other organization)

Connie Knapp
(Authorized Signature)

Dated the 29th day of January, 20 18.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,657,717
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,677,632
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	114,537
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	239,182
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Mutual fund trail revenue, variable annuity trail revenue and oil and gas program revenue (Deductions in excess of $100,000 require documentation)	3,058,121
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,277	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	6,277
Total deductions	6,095,749
2d. SIPC Net Operating Revenues	$ 12,561,968
2e. General Assessment @ .0015	$ 18,843 (to page 1, line 2.A.)